Room 4561
Via fax (408) 354-7211

June 23, 2008

James Brear
Chief Executive Officer
Procera Networks, Inc.
100C Cooper Ct
Los Gatos, CA 95032

> **Re:** **Procera Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed April 30, 2008**
> **File no. 1-33691**

Dear Mr. Brear:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business

Competition, page 7

1.   In future filings, please expand your discussion of the competitive conditions affecting your business. For instance, you should identify the principal methods

of competition (*e.g.,* price, service, warranty or product performance), and positive and negative factors pertaining to the competitive position of the registrant, to the extent that they exist, should be explained if known or reasonably available to you. See Item 101(c)(1)(x) of Regulation S-K.

Customers, page 7

2.   We note your disclosure in Note 16 to your financial statements that for the year ended December 31, 2007, two customers accounted for 15% and 11% of your revenues. You do not appear to have disclosed the identity of these customers, or discussed your relationship with them. Please include this disclosure in the Business section of your future filings, and wherever else appropriate. See Item 101(c)(1)(vii) of Regulation S-K. In addition, it appears that your business may be substantially dependent on contracts with these customers. In your response letter tell us the nature of your contractual relationship with these principal customers. Also provide your views concerning whether you are substantially dependent on contracts with these customers. If you have contractual relationships with these customers pursuant to which substantial revenues were generated from them, explain why Item 601(b)(10)(ii)(B) of Regulation S-K does not require those contracts to be filed as exhibits.

3.   On pages 8 and 12, you state that you completely rely on others to manufacture your hardware. Please provide us with detailed information regarding the material terms of your relationship with these manufacturers and any contracts with the manufacturers. This information should include, but is not limited to, whether you are substantially dependent on any or all of the manufacturers, the material terms of any agreements with the manufacturers, and the potential cost and time involved with replacing a manufacturer. In addition, please consider adding a risk factor discussing all of the material risks associated with your reliance on third parties to manufacture all of your hardware.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

4.   Please consider expanding the overview of your MD&A to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating your financial condition and operating results. The overview should: include economic or industry-wide factors relevant to your company; serve to inform the reader about how your company earns revenues and income and generates cash; and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your company's

executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See SEC Release No. 33-8350. For example, consider discussing the product development and commercialization cycles that you have experienced for the periods reported in the historical financial statements, as well management's views regarding the needs of the market that it is attempting to address, and its strategy to commercialize existing products and introduce new products. MD&A is intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. Note that this comment also applies to your disclosure in your Form 10-Q.

5.   We note your disclosure on page 13 that there is substantial price pressure in your industry. Your discussion of revenues should indicate in quantified terms the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. As material, your disclosure should also include a discussion of pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues. See Item 303(a)(3)(iii) of Regulation S-K. Note that this comment also applies to your disclosure in your Form 10-Q.

Consolidated Statement of Operations and Other Comprehensive Income, page F-5

6.   We note from your disclosures in Note 2 that you sell products and services. Tell us the amount of revenues earned from services for each period presented. Also, tell us how you considered the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X to disclose product and service revenues and their respective costs separately.

7.   We note your breakdown of stock-based compensation on the face of the Consolidated Statements of Operations and Other Comprehensive Income. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the stock-based compensation expense on the face of the income statement. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

8.   We note that for multiple element arrangements, VSOE of fair value is "based upon the normal pricing and discounting practices for those services when sold separately and for support and updates is additionally measured by the renewal rate offered to the customer." Please clarify for us if the PCS renewal rate is stated in the contract. If so, for those contracts that include stated renewal rates, tell us how you determined the renewal rates are substantive. In this regard, tell us what percentage of your customers actually renew at such rates and tell us if the range of rates vary significantly from customer to customer. Alternatively for those elements where VSOE is based upon the normal pricing practices when services are sold separately, please describe the process you use to evaluate the various factors that affect your VSOE including customer type and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. In addition, tell us what other services besides PCS (support and updates) are included in your arrangements. We refer you to paragraph 10 and 57 of SOP 97-2.

Note 3. Merger with Netintact, page F-18

9.   We note that the financial statements of Netintact, AB included in the Form 8-K/A filed on March 8, 2007 did not include an audit opinion from Netintact, AB's independent accounting firm. Tell us how you considered the requirements of Item 9.01(a) of Form 8-K and Article 3-05 of Regulation S-X to provide audited financial statements for this acquisition. Also, tell us how you considered including a reconciliation of Swedish GAAP to US GAAP pursuant to Item 17(c) of Form 20-F. In addition, tell us what auditing standards were used to perform the audit of Netintact. In this regard, tell us how you considered the requirements of Instruction 8.A.2 to Item 8 of Form 20-F to include audited financial statements that were audited in accordance with US generally accepted accounting standards. Also, tell us how the auditor complied with the U.S independence standards.

10.   Please provide us with the calculations that support the $9,444,776 purchase price for Netintact. In this regard, we note the disclosures included in the Company's October 1, 2006 Form 10-Q, which suggest that the Company may have discounted the trading price of your common stock when valuing the shares issued in this acquisition. Pursuant to paragraph 22 of SFAS 141, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity. Paragraph 5 of SFAS 107 also indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring

the use of a quoted market price if available. Furthermore, pursuant to paragraph 58 of SFAS 107, the Board expressed their belief that quoted prices, even from thin markets, provide useful information because investors and creditors rely on those prices to make decisions. Tell us how you considered this guidance in valuing the shares issued in the Netintact acquisition. Also, please tell us the fair value assigned to the 700,486 warrants granted in this acquisition and specifically tell us the assumptions and methodology used in your calculations.

11.   We note your disclosures on page F-18 where you indicate that when determining the fair value of intangible assets acquired, the Company obtained an independent third-party valuation. If you choose to rely on an independent third party, you should identify the independent firm and include the expert's consent when the reference is included in a filing in the 1933 Act environment. In this regard, it appears that this Form 10-K may be incorporated by reference into your previously filed Forms S-8. In addition, we note similar reference in your recently filed Form S-1 registration statement. Please tell us how you considered the guidance in Rule 436(b) of Regulation C and how you intend to comply with such guidance.

Note 4. Liquidity, page F-19

12.   We note your discussion of liquidity both here and in your MD&A. We further note your risk factor disclosures on page 9 where you state "our working capital may not be sufficient to meet the needs of our business through the end of 2008." Considering such disclosures throughout your filing and your discussion of the Company's reliance on third party financing, if available, to fund your operations, tell us whether the Company's management believes you have a going concern issue. Further, tell us how your independent auditors considered AU 341 in concluding that a going concern opinion was not considered necessary.

Note 5. Intangible Assets, page F-19

13.   We note your disclosures on page F-19 regarding the gross and net balances of intangible assets acquired in the Netintact acquisition. Please provide a reconciliation of the data provided in Note 5 to the property and equipment and other assets details included in Note 6.

14.   Further, we note from your disclosures on page 27 that the Company classifies amortization of intangible assets in general and administrative expenses. Tell us how you considered including the amortization of Netintact product software and Netintact MI & related software as a cost of revenue. Refer by analogy to FASB Staff Implementation Guide, SFAS 86, Question 17.

Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page F-33

15.   We note that your management concluded that you "maintain appropriate internal control over financial reporting," notwithstanding an adverse opinion from your accountants (whose report indicates the accounting firm's belief that your management had concluded that your internal controls were ineffective), and your identification of a material weakness in a high risk process and a number of significant deficiencies in high to low risk processes within high risk areas of financial statement control. Item 308(a)(3) of Regulation S-K requires you to include a statement from your management as to whether or not internal control over financial reporting *is effective*. See Item 308(a)(3) of Regulation S-K and SEC Release No. 33-8810. Please amend your Form 10-K to disclose your management's conclusion as to the effectiveness of your internal control over financial reporting.

Exhibits 31.1 and 31.2

16.   We note that your certifications pursuant to Rule 13a-14(a)/15d-14(a) are not dated, as required by Item 601(b)(31) of Regulation S-K. In future filings, please make sure your certifications comply with all requirements of Item 601(b)(31) of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Directors, Executive Officers and Corporate Governance

Our Executive Officers and Significant Employees, page 4

17.   In future filings state Mr. Stepner's term of office as your Chief Operating Officer and the period during which he has served as such. See Item 401(b) of Regulation S-K.

Audit Committee, page 5

18.   In future filings, to the extent still applicable, please discuss, as required by Item 407(d)(5)(i)(C) of Regulation S-K, why you do not have an audit committee financial expert.

Compensation Discussion and Analysis

General, page 6

19.   As you may be aware, the Division of Corporation Finance has recently released
        Staff observations relating to a focused review of executive compensation
        disclosure. This guidance, which is available on our website at:
        http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be
        helpful as you review the comments set forth below and should be given
        appropriate consideration when drafting future versions of your executive
        compensation and other related disclosure.

Compensation Elements, page 7

20.   You state that in determining base salaries for your executive officers, you
        benchmark each of your executive positions using a report prepared by Radford
        Surveys and Consulting, and use the 50th percentile as a general benchmark for
        salary levels. Please identify the specific companies you used in benchmarking
        base salaries. See Item 402(b)(2)(xiv) of Regulation S-K.

21.   Item 402(b)(2)(v)-(vii) of Regulation S-K requires appropriate disclosure of the
        specific items of corporate and individual performance that are taken into
        consideration in setting compensation policies and making compensation
        decisions and how specific forms of compensation are structured and
        implemented to reflect these performance items. For instance, you should discuss
        the measures used to determine base salaries, disclose what you use to evaluate
        the "financial situation of your company" in determining cash bonuses, describe
        the nature of the performance and accomplishments that were the basis for the
        cash bonuses, disclose the identity of the competitors whose equity grants you
        considered, and describe the specific elements of corporate performance you used
        to determine your equity grants. With respect to performance target levels, to the
        extent you have omitted this disclosure under Instruction 4 to Item 402(b) of
        Regulation S-K, provide us with a detailed supplemental analysis supporting your
        conclusion and provide appropriate disclosure pursuant to Instruction 4. You
        should also disclose how difficult it will be for you to achieve the target levels or
        other factors, providing as much detail as necessary without disclosing
        information that poses a reasonable risk of competitive harm. In this regard,
        consider providing disclosure that addresses the relationship between historical
        and future achievement and the extent to which the Committee set the incentive
        parameters based upon a probability that you would achieve the performance
        objectives.

22.   Although you provide a general discussion of your policies relating to your
        compensation program, please include a more focused discussion that not only
        sets forth the actual amounts awarded under each element but also provides
        substantive analysis and insight into how your Compensation Committee
        determined the actual award amounts.

Exhibits 31.3 and 31.4

23.   The exhibit list for your amended annual report on Form 10-K filed on April 30,
        2008 states that you have included certifications pursuant to Rule 13a-14(a)/15d-
        14(a) as exhibits 31.3 and 31.4 to the amended filing. Exhibits 31.3 and 31.4,
        however, are your Section 1350 certifications (which your exhibit list incorrectly
        indicates were filed as exhibits 32.3 and 32.4 to the amended filing). Please file
        an amended Form 10-K containing the proper certifications.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

James Brear
Procera Network, Inc.
June 23, 2008
Page 9

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief